UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       (Check One) [x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                   [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: December 31, 2008

                           [ ] Transition Report on Form 10-K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10-Q
                           [ ] Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________________

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  Read Instruction (on back pate) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing check above, identify the
Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                     First Litchfield Financial Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable


                                 13 North Street
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            Address of Principal Executive Office (Street and Number)


                          Litchfield, Connecticut 06759
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                            City, State and Zip Code



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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]    (a)        The  reason  described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense.

[x]    (b)        The  subject  annual  report,  semi-annual report,  transition report on Form 10-K,  Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

[ ]    (c)        The  accountant's  statement  or  other exhibit is required by
                  Rule  12b-25(c) has been attached if applicable.

================================================================================

PART III - NARRATIVE

State before in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Litchfield Financial Corporation (the "Company") will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K") by March 31, 2009 without unreasonable effort and expense because the Company needs additional time to complete the preparation of the Company's financial statements for the year ended December 31, 2008. The Company expects to file its Form 10-K within the "grace" period provided by Securities Exchange Act Rule 12b-25, i.e., on or before the extended deadline of April 15, 2009.

Due to changes in the overall economy and information that became available to the Company subsequent to the issuance of its earnings release on March 9, 2009 for the fourth quarter of 2008 and the year ended December 31, 2008, as filed in the Current Report on Form 8-K on March 10, 2009, the Company will record a larger provision for the allowance for loan and lease losses ("ALLL") in the fourth quarter of 2008 than previously indicated in its earnings release of March 9, 2009. For the year ended December 31, 2008, the Company will record a provision of $1,836,000 rather than the $1,006,000 amount previously reported. Due to the changes in the provision, the Company requires additional time to finalize the Company's financial statements for the year ended December 31, 2008. See Part IV-(3) below.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Carroll A. Pereira                  860                  567-8752
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           (Name)                     (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [x] No [ ]

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [x] No [ ]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The  Company  estimates  that  it  will  incur  a net  loss  to  common shareholders of $2,882,249 for the year ended December 31, 2008, compared to net earnings of $1,947,342 for the year ended December 31, 2007. The Company will incur a provision to the ALLL for the year ended December 31, 2008 of $1,836,000, which is higher than the $1,006,000 reported in the press release dated March 9, 2009 filed as an exhibit to the Form 8-K filed on March 10, 2009, compared to $204,000 for the year ended December 31, 2007.

         The $830,000 in additional provisions to the ALLL reflect Management's assessment of the increased risk of loss associated with specific loans and groups of risk-rated loans such as loans rated substandard and "other assets especially mentioned" ("OAEM"), and other general reserves in light of risks associated with factors such as the geographic concentration in this recessionary economy (which are referred to as changes reflecting qualitative factors).

         Of the $830,000 increased provision to the allowance for loan losses, $378,000 is attributable to specific loan allocations and $252,000 is attributable to allocations of groups of "substandard" or "OAEM" risk-rated loans. Finally, $200,000 is attributable to changes in general reserves reflecting a more conservative assessment of loan portfolio risk in light of qualitative factors. As of December 31, 2008 the ratio of the ALLL to total loans and leases was 1.0%, as compared to the ratio of 0.65% as of December 31, 2007. The ratio of the ALLL to total loans and leases increased 35 basis points during 2008, while total loans increased approximately $40,000,000 or 12% during year.

         As discussed in Part III above, due to recent changes in economic conditions and information which only recently became available to the Company, the Company has not been able to complete its financial statements of the Company for the year ended December 31, 2008.


                           Forward-Looking Statements

Statements contained in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and expectations of management as well as the assumption made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions, including, among others: changes in market interest rates and general and regional economic conditions; changes in government regulations; changes in accounting principles; and the quality or composition of the loan and investment portfolios and other factors that may be described in the Company's quarterly reports on Form 10-Q and its annual report on Form 10-K, each filed with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission's internet website (www.sec.gov) and to which reference is hereby made. Therefore, actual future results may differ significantly from results discussed in the forward-looking statements.

Additional factors are set forth in the Company's filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov.
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                     First Litchfield Financial Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE:  March 31, 2009                      By:    /s/  Carroll A. Pereira
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                                                  Name:  Carroll A. Pereira
                                                  Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                          Federal Criminal Violations
                              (See 18 U.S.C. 1001)

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